Contact

www.linkedin.com/in/bgreenhaus (LinkedIn)

Top Skills

Patent Litigation
Engineering
Patents

Bruce Greenhaus

Partner at Jaquez Land Greenhaus & McFarland
San Diego County, California, United States

Summary

Bruce is a partner with Jaquez Land Greenhaus LLP and has been named as one of the top lawyers in San Diego by San Diego Magazine in 2013, 2014, 2016 and 2018. He is a member of the board of directors of the San Diego Intellectual Property Law Association and a former adjunct law professor. Bruce has been practicing for nearly 30 years. He started his practice of law with the firm of Spensley Horn Jubas and Lubitz in Los Angles before moving to their San Diego office in 1990. He practiced for 7 years after which he joined Qualcomm Incorporated. He was promoted to Vice President, IP Patent Counsel at Qualcomm Incorporated. In 2007, he took a position as Vice President, Chief Patent Counsel at Entropic Communications Inc. Bruce enjoys working with young companies, including startups and currently mentors and/or counsels several startup companies. His article regarding patentability of new uses was cited by Chism on Patents, a leading treatise on patent law. He was also awarded the “Gina Maria Escarce Memorial Award” for “contributing to the understanding of complex legal issues.” Prior to attending law school, Bruce was an engineer designing filters, antennas, phase lock loop circuits, microprocessor control devices and finally as a project engineer responsible for the design and installation satellite stations around the world, including of one of the largest satellite stations in Europe.

Experience

JAQUEZ LAND GREENHAUS & McFARLAND

9 years 3 months

Partner
May 2016 - Present (9 years 3 months)
Greater San Diego Area

Advise clients on all aspects of intellectual property law, including preparing and prosecuting patent applications, preparing patent opinions, litigation counsel, licensing.

Partner at Jaquez Land Greenhaus & McFarland
May 2016 - Present (9 years 3 months)
San Diego, California, United States

Greenhaus & Pendergrass, LLP
Founding Partner
February 2015 - May 2016 (1 year 4 months)
1010 Second Ave, 24th floor San Diego, CA 92130

Greenhaus & Pendergrass, LLP specializes in intellectual property law related to electrical and electronic arts, life sciences and medical devices including all aspects of patent, copyright and trademark law. With over 26 years of experience working with high tech clients, both as in-house counsel, as outside counsel, and as an adjunct professor of law, I provide a strategic approach to preparing new patent applications, prosecuting your pending patent applications, handling post-grant review and counseling on litigation related issues, as well as the full range of other issues that arise.

I have been invited to speak as guest speaker at several legal conferences and I was named Top Attorney in San Diego several years in a row by San Diego Lawyer Magazine. I enjoy interacting with top executives of large corporations to formulate patent strategies for their companies going forward, as well as getting my hands directly into the technology by preparing patent applications and responding to patent applications. I have filed and prosecuted patent applications in many countries in the world, including China, Japan, S.Korea, India, the European Union (through the EPO and directly national).

Law office of Bruce Greenhaus
Patent Attorney
February 2014 - February 2015 (1 year 1 month)

I advise high tech clients regarding intellectual property, including preparing and prosecuting patents, contracts, portfolio analysis, infringement opinions, clearance opinions, etc.

Entropic Communications
V.P., Chief Patent Counsel
December 2007 - February 2014 (6 years 3 months)

I established the in-house patent capability for Entropic, including managing patent litigation, preparing and filing patent applications and prosecution of patent applications, reviewing and advising on licensing and monetization of the portfolio. Entropic remained one of my clients until they ceased to exist as an entity.

Qualcomm
V.P. Patent Counsel
September 1997 - December 2007 (10 years 4 months)

I was responsible for strategy and portfolio construction and management in a broad range of technologies, including CDMA, WCDMA and GPS position location technologies. I wrote and oversaw the preparation of hundreds of patent applications related to all aspects of Qualcomm's technology. I performed due diligence for multi-hundred million dollar acquisitions. I engaged with executives at all levels to counsel on patent related issues.

Baker Maxham Jester & Meador
Attorney
April 1995 - September 1997 (2 years 6 months)

Prepared domestic and foreign patent applications and prosecute patent applications.

Spensley Horn Jubas and Lubitz
Attorney
June 1990 - April 1995 (4 years 11 months)

Prep and pros of domestic and foreign patent applications, as well as supporting patent litigation.

Hoffmann & Baron, LLP
Summer Associate
June 1988 - September 1988 (4 months)

Prep and pros of domestic and foreign patent applications.

Education

Hofstra University School of Law
Juris Doctorate, Law · (1989 - 1991)

Stony Brook University
Bachelor's degree in Electrical Engineering, Electrical and Electronics Engineering · (1978 - 1983)